[LETTERHEAD OF INTERNATIONAL PAPER]


News Release

Media Contact: Jack Cox, 914-397-1952

Analyst Contacts: Carol Tutundgy, 914-397-1632; Rochelle Weitzner, 914-397-1623

      Canadian Competition Bureau Clears Way for Shorewood Packaging Acquisition

March 24, 2000

Purchase, N.Y. -- International Paper's (NYSE:IP) announced acquisition of Shorewood Packaging (NYSE: SWD) is one step closer to completion. The statutory waiting period prescribed by the Canadian Competition Act expired on March 23, 2000 and the Canadian Competition Bureau has advised International Paper that it does not intend to initiate proceedings before the Competition Tribunal regarding the deal.

On March 10, the U.S. Department of Justice concluded its Hart-Scott-Rodino review of the acquisition. International Paper launched a tender offer on February 29 for all shares of Shorewood stock at $21 per share, or approximately $600 million. Unless extended, the tender offer will expire at midnight on March
27. International Paper would also assume approximately $275 million in Shorewood debt. The Boards of Directors of both companies have unanimously approved the transaction.

Shorewood Packaging Corporation is a leading value-added provider of high quality printing and paperboard packaging for the computer software, cosmetics and toiletries, food, home video, music, tobacco and general consumer markets in North America and China, with 16 plants in the United States, Canada and China.

International Paper (www.internationalpaper.com) is the world's largest paper and forest products company. Businesses include printing papers, packaging, building materials, chemical products and distribution. As the largest private landowner in the U.S., the company manages its forests under the principles of the Sustainable Forestry Initiative (SFISM) program, a system that ensures the perpetual growing and harvesting of trees while protecting wildlife, plants, soil, air and water quality. Headquartered in the United States at Purchase, N.Y., International Paper has operations in nearly 50 countries, employs nearly 100,000 people and exports its products to more than 130 nations.


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